Exhibit 99.1

PURE NICKEL INC.

CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2010
(Unaudited)

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	August 31,	November 30,
	2010	2009

ASSETS

Current assets:
Cash and cash equivalents	$2,149,564	$1,898,197
Restricted cash and cash equivalents (Note 4)	87,328	86,946
Short-term investments (Note 5)	2,299,309	3,542,519
Amounts receivable	30,361	116,213
Prepaid expenses and deposits	50,292	32,703
Due from related party (Note 13)	280,097	–
	4,896,951	5,676,578
Fixed assets (Note 6)	12,564	14,808
Mineral properties (Note 7)	38,723,357	39,071,469
Investments (Note 14(a))	96,000	10,750
	$43,728,872	$44,773,605

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$223,955	$149,860
Accrued liabilities	221,593	175,158
	445,548	325,018
Shareholders’ equity:
Share capital (Note 8)	44,441,620	44,435,120
Contributed surplus (Note 8)	12,013,922	11,720,793
Deficit	(13,172,218)	(11,707,326)
	43,283,324	44,448,587
	$43,728,872	$44,773,605

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the board of directors:

“David R McPherson”	“Harry Blum”
David R. McPherson, Director	Harry Blum, Director

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS,
COMPREHENSIVE LOSS AND DEFICIT
(Unaudited)

	Three months ended		Nine months ended
	August 31		August 31
	2010	2009	2010	2009

Revenues	$–	$–	$–	$–
Expenses:
Administration and general	81,263	103,651	1,327,683	803,700
Loss before other income (expenses)	(81,263)	(103,651)	(1,327,683)	(803,700)
Other income (expenses):
Interest income	8,789	15,426	25,500	52,307
Impairment of mineral properties (Note 7(e)(v))	–	–	(15,454)	–
Change in fair value of investments	23,625	15,050	(107,750)	14,350
Foreign exchange gain (loss)	(68,668)	662	(39,505)	(153,904)
	(36,254)	31,138	(137,209)	(87,247)
Net loss for the period	(117,517)	(72,513)	(1,464,892)	(890,947)
Deficit, beginning of period	(13,054,701)	(11,114,572)	(11,707,326)	(10,296,138)
Deficit, end of period	$(13,172,218)	$(11,187,085)	$(13,172,218)	$(11,187,085)
Loss per share – basic and diluted	$(0.002)	$(0.001)	$(0.02)	$(0.01)
Weighted average number of shares	67,832,226	67,765,559	67,802,596	67,765,559

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended		Nine months ended
		August 31	August 31
	2010	2009	2010	2009

Operating activities:
Net loss for the period	$(117,517)	$(72,513)	$(1,464,892)	$(890,947)
Items not affecting cash:
Depreciation	906	1,567	3,649	5,320
Impairment of mineral properties	–	–	15,454	–
Change in fair value of investments	(23,625)	(15,050)	107,750	(14,350)
Stock-based compensation	67,936	41,806	299,628	99,545
	(72,300)	(44,190)	(1,038,411)	(800,432)
Changes in non-cash working capital items:
Amounts receivable	2,847	(10,977)	85,852	(23,132)
Prepaid expenses and deposits	(7,414)	415,882	(17,589)	(46,813)
Accounts payable	62,949	207,160	74,095	168,880
Accrued liabilities	98,804	152,889	46,435	(36,275)
Total cash flows (used in) provided by operating activities	84,886	720,764	(849,618)	(737,772)

Investing activities:
Capitalized mineral property expenditures, net	(191,952)	(271,804)	(368,142)	415,803
Purchase of short term investments	(754,879)	–	–	(3,481,474)
Redemption of short-term investments	–	37,059	1,243,210	–
Due from related party	(280,097)	–	(280,097)	–
Changes in restricted cash and cash equivalents	(805)	–	(382)	–
Acquisition of fixed assets	–	–	(1,404)	(3,064)
Total cash flows (used in) provided by investing activities	(1,227,733)	(234,745)	593,185	(3,068,735)

Financing activities:
Proceeds received from exercise of option	–	–	507,800	–
Total cash flows provided by financing activities	–	–	507,800	–
Increase (decrease) in cash and cash equivalents during the period	(1,142,847)	486,019	251,367	(3,806,507)

Cash and cash equivalents, beginning of period	3,292,411	3,408,033	1,898,197	7,700,559
Cash and cash equivalents, end of period	$2,149,564	$3,894,052	$2,149,564	$3,894,052

Cash and cash equivalents consists of:
Cash	$2,149,564	$3,805,727	$2,149,564	$3,805,727
Term deposits	–	88,325	–	88,325
	$2,149,564	$3,894,052	$2,149,564	$3,894,052
Supplementary cash flow information
Non-cash investing activities:
Warrants received for options on mineral property	$–	$–	$193,000	$–

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	NATURE OF OPERATIONS

Pure Nickel Inc. (the “Company”) was incorporated under the laws of British Columbia, Canada, and subsequently continued under the Canada Business Corporations Act. The Company is in the business of acquiring, exploring and developing mineral properties in Canada and the United States, primarily those containing nickel, platinum group elements (PGEs), copper, gold, silver and associated base and precious metals. The Company has not yet determined whether its mineral properties contain economically recoverable reserves. The recoverability of the amounts shown for mineral properties is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to enter into joint ventures or obtain financing to successfully complete their development, and upon future profitable production.

2.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, in accordance with disclosure requirements for the presentation of interim financial information, consequently do not contain all of the disclosures included in the annual financial statements, and accordingly should be read in conjunction with the most recent annual financial statements. These interim financial statements follow the same accounting policies and methods of application as in those annual financial statements, and are expressed in Canadian dollars. All significant inter-company balances and transactions have been eliminated upon consolidation. The Company proportionately consolidates its 70% undivided interest in the MAN Alaska property.

	(b)	Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the estimated useful lives of fixed assets, the recoverability or valuation of receivables and mineral properties, the utilization of future income tax assets and the valuation of asset retirement obligations and stock-based compensation. Actual results could differ from these estimates.

	(c)	Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less that are readily convertible to known amounts of cash and are subject to insignificant changes in value. Funds that are not available for use by the Company are noted as restricted.

	(d)	Short-term investments

Short-term investments consist of highly liquid short-term interest-bearing securities with a term to maturity of greater than three months on the date of purchase, and less than one year from the fiscal year-end. Short-term investments are recorded at the lower of cost or fair value.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(e)	Fixed assets

Fixed assets are recorded at cost less accumulated depreciation. Depreciation is provided for based on the estimated useful lives of the assets using the declining balance basis at the following annual rates:

Office equipment	20%
Computer hardware	30%
Computer software	100%

(f)	Mineral properties

Mineral property acquisition and exploration costs are recorded at cost. All direct and indirect costs related to the acquisition of the interests are capitalized until the properties to which they relate are placed into production, sold, or management determines that there is an impairment in value. The recorded cost of mineral properties consists of cash paid, the value of shares or warrants issued, and exploration and development costs incurred. These costs will be amortized on the basis of units of production produced in relation to the proven reserves available on the related property following commencement of production. When mineral properties (including property earn-ins and options) are sold before a property reaches the production stage, the proceeds are credited against the cost of the property, and any excess recognized as income.

(g)	Investments

Investments consist of warrants received as part of option agreements negotiated with venture partners. A fair value is ascribed to the warrants at the transaction date using the Black-Scholes option-pricing model, and that amount is offset against capitalized mineral property expenditures. At each subsequent balance sheet date, the fair value is recalculated and any gain or loss is reported in the consolidated statements of operations, comprehensive loss and deficit.

(h)	Impairment of long-lived assets

The recoverability of long-lived assets, which include fixed assets, investments, and mineral properties, is assessed when an event occurs that indicates impairment. Recoverability is based upon factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset will not be recoverable and exceeds its fair value. At that time the carrying amount is written down to fair value.

(i)	Foreign currency translation

The consolidated financial statements are stated in Canadian dollars, which is the Company’s functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(j)	Loss per share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Outstanding stock options and warrants have not been considered in the computation of diluted loss per share as the result would be anti-dilutive.

	(k)	Stock-based compensation

The Company has plans for granting stock options to management, directors, employees and consultants. The Company recognizes compensation expense based upon the fair value of each option grant as estimated on the date of the grant, and amortized over the vesting period, with the resulting amount credited to contributed surplus. The fair value of each grant is determined using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

	(l)	Asset retirement obligations

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mineral properties. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred and the corresponding asset retirement cost is added to the carrying amount of the related asset. The cost is amortized over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at August 31, 2010 and November 30, 2009, the Company had not incurred any asset retirement obligations related to the exploration of its mineral properties.

	(m)	Income taxes

Future income taxes are recorded using the asset and liability method whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(n)	Financial instruments

Cash and cash equivalents, short-term investments and investments are designated as held-for- trading and are measured at fair value. Amounts receivable are designated as loans and receivables and are measured at amortized cost. Accounts payable and accrued liabilities are designated as other financial liabilities and are measured at amortized cost. Changes in fair value of held-for-trading financial instruments are reflected in the consolidated statements of operations, comprehensive loss and deficit and included in deficit on the consolidated balance sheets.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

	(a)	International Financial Reporting Standards

The Company will be required to adopt International Financial Reporting Standards (IFRS) in the fiscal quarter ended February 29, 2012. The conversion to IFRS will affect the Company’s accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may affect certain business processes such as foreign exchange conversion, and the interpretation of some contracts.

The Company’s conversion plan has four phases: scoping and planning, detailed assessment, implementation, and post-implementation. The Company is currently in the scoping and planning phase which entails, among other things, identifying the resources required, areas for review and establishing a project plan and timetable.

	(b)	Business Combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 –

Consolidated Financial Statements and 1602 – Non-Controlling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. These sections are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning December 1, 2011. The Company has not yet determined the impact of the adoption of these standards on its consolidated financial statements.

4.	RESTRICTED CASH AND CASH EQUIVALENTS

Restricted cash and cash equivalents include funds invested in guaranteed investment certificates with maturities of less than three months as security for corporate credit cards. The funds securing the corporate credit cards are restricted and cannot be withdrawn while the credit cards are outstanding.

5.	SHORT-TERM INVESTMENTS

Short-term investments represent funds invested in guaranteed investment certificates placed with a Schedule I Canadian bank.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

6.	FIXED ASSETS

		Accumulated	Net book
August 31, 2010	Cost	depreciation	value

Office equipment	$3,866	$1,515	$2,351
Computer hardware	17,220	7,569	9,651
Computer software	35,364	34,803	561
	$56,450	$43,887	$12,563

		Accumulated	Net book
November 30, 2009	Cost	depreciation	value

Office equipment	$3,866	$1,124	$2,742
Computer hardware	15,816	5,032	10,784
Computer software	35,364	34,082	1,282
	$55,046	$40,238	$14,808

7.	MINERAL PROPERTIES

		Expenditures		Value
	Balance,	capitalized,		ascribed to	Balance,
Nine months ended	beginning	net of disposals	Impair-	warrants	end
August 31, 2010	of period	and recoveries	ment	received	of period

Copper King Milford (a)	$3,800,629	$400,339	$–	$–	$4,200,968
MAN Project (b)	9,176,276	(784,746)	–	–	8,391,530
Salt Chuck (c)	224,325	21,270	–	–	245,595
Fond du Lac (d)	4,333,156	(439)	–	–	4,332,717
William Lake (e(i))	20,609,398	112,875	–	(193,000)	20,529,273
Forgues and HPM (e(ii))	(95,692)	775	–	–	(94,917)
Manibridge (e(iii))	431,262	75	–	–	431,337
Raglan (e(iv))	566,139	13,353	–	–	579,492
Harp Lake(e(v))	12,804	2,650	(15,454)	–	–
Rainbow (e(vi))	13,172	94,190	–	–	107,362

	$39,071,469	$(139,658)	$(15,454)	$(193,000)	$38,723,357

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

7.	MINERAL PROPERTIES (continued)

	(a)	Copper King, Milford, Utah, United States

The Copper King, Milford properties had been operated by Copper King Mining Corporation (including its subsidiary, Western Utah Copper Company – “WUCC”). The Company has a net smelter royalty (NSR) agreement with WUCC to receive 1% of the net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at US$10 million ($10.7 million) and may be subject to a net profits interest on copper production from certain claims (held by a group of private investors that include a current director of the Company – see Note 13) which will not exceed US$1.2 million ($1.3 million) in the aggregate. In addition there may be a 2% net smelter return royalty on certain claims, held by another party.

In June, 2009 the Company (through a subsidiary) filed an action for declaratory relief against WUCC in the United States District Court, Utah, requesting interpretation of and the status and rights under an agreement. WUCC filed an answer and counterclaim, and in August, 2009, the Company filed a response to the counterclaim. In May 2010, WUCC and its parent company filed for Chapter 11 bankruptcy and appointed a new chief executive officer. WUCC has significant secured and unsecured debts and its assets appear to be less than its outstanding loans. The Company’s litigation was automatically stayed due to the Chapter 11 filing, and it has requested that the court lift the stay in connection with the litigation as it believes that resolution of its claims is a critical element in the bankruptcy. On August 27, 2010, a new action was launched against the Company by WUCC which is very similar to the counterclaims made in response to the Company’s original lawsuit.

Management is of the opinion the court actions and related claims by WUCC are without merit and that the most likely outcome is that management of the property, upon which the operation’s concentrate mill is located, will revert back to the Company. Failing that, the Company believes that the actions taken by it will ensure that the NSR agreement remains in place and is confirmed by the court. However, the outcome of litigation is always uncertain: see Note 17 – Contingencies.

	(b)	MAN Property, Alaska, United States

The 72,930 hectare MAN Property is located 400 km southeast of Fairbanks, Alaska. During 2008, the Company entered into an agreement with Itochu Corporation under which, in consideration for being granted an option for a participating interest in the property, Itochu agreed to reimburse exploration expenses incurred at MAN to a maximum of US$6.5 million ($7.6 million) for 2008 and 2009.

In March, 2010 Itochu exercised its option by paying US$500,000 ($507,800). In consideration for accelerating the exploration program in 2010 by 90% from the previously agreed amount, and for accelerating other payments going forward, Itochu’s participating interest granted under the option was increased to 30% from the 20% originally agreed. Itochu has agreed to fund an exploration budget of US$7.5 million ($8.0 million) in 2010, and it has the right to earn up to a 75% interest in the MAN property by investing an aggregate of US$40 million (approximately $43 million) and meeting certain other conditions, by 2013.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

7.	MINERAL PROPERTIES (continued)

(c)	Salt Chuck, Alaska, United States

The Salt Chuck property consists of mining claims covering approximately 1,082 hectares near the historic Salt Chuck mine on Prince of Wales Island, Alaska.

(d)	Fond du Lac Project (formerly known as Axis Lake Project), Saskatchewan, Canada

Fond du Lac is located in northern Saskatchewan and comprises six contiguous claims covering 19,713 hectares on the northern edge of the Athabaska Basin. In 2007, the Company agreed with Red Dragon Resource Corp. to acquire 100% ownership of the project by paying $100,000 and issuing 1,000,000 common shares to Red Dragon.

(e)	Former Xstrata properties

In 2007, the Company purchased the property rights for the properties listed below from Xstrata Nickel, a division of Falconbridge Limited, subject to a 2% net smelter return royalty. In addition, Xstrata has a one-time right to repurchase a 50% working interest in any one of the properties if certain conditions are met. Xstrata also has the right to purchase 100% of the ore produced at market prices.

(i)	William Lake, Manitoba, Canada

The William Lake property is located in central Manitoba. During 2008, the Company entered into an option agreement with Rockcliff Resources Inc. under which Rockcliff may earn up to a 70% interest in the Tower property located within the William Lake property area.

(ii)	Forgues and HPM, Quebec, Canada

In 2007, the Company granted Manicouagan Minerals Inc. an option to earn up to a 70% interest in 39 mining claims comprising the Forgues and HPM property in Quebec. In November 2009 Manicouagan had made the required option payments and exploration expenditures to earn a 50% interest in the property. This is a related party transaction as a director of the Company is the founder and a significant shareholder of Manicouagan (Note 13).

(iii)	Manibridge, Manitoba, Canada

The Manibridge property is located in Manitoba, 128 km southwest of Thompson. The Company has a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each party must contribute properties as well as $3 million each, over a four year period to fund preliminary exploration activities. The Company also has an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area subject to meeting certain expenditure requirements.

(iv)	Raglan, Quebec, Canada

During 2008 the Company commissioned a Versatile Time-Domain Electro-Magnetic (V-TEM) aerial survey of the SR1 claims in the Raglan mining district. In July 2009, a helicopter-supported team field-checked anomalies and anomaly trends identified by the V-TEM.

(v)	Harp Lake, Labrador, Canada

The Harp Lake property is located in central Labrador and consists of mining claims covering approximately 475 hectares. During the first quarter of 2010 the Company made the decision to not renew the Harp Lake mining claims.

(vi)	Rainbow, Nunavut, Canada

The Rainbow property is located in a remote region of Nunavut and consists of mining claims covering approximately 3,472 hectares.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

8.	SHAREHOLDERS’ EQUITY

	(a)	Shareholders’ equity accounts

Share capital consists of unlimited authorized common shares without par value. At August 31, 2010, 67,832,226 common shares were issued and outstanding (November 30, 2009 – 67,765,559).

		Contributed		Total shareholders’
	Capital stock	surplus	Deficit	equity

As at November 30, 2009	44,435,120	11,720,793	(11,707,326)	44,448,587
Stock-based compensation	–	5,298	–	5,298
Net loss	–	–	(393,940)	(393,940)
As at February 28, 2010	44,435,120	11,726,091	(12,101,266)	44,059,945
Exercise of stock options	6,500	(6,500)	–	–
Stock-based compensation	–	226,395	–	226,395
Net loss	–	–	(953,435)	(953,435)
As at May 31, 2010	44,441,620	11,945,986	(13,054,701)	43,332,905
Exercise of stock options	–	–	–	–
Stock-based compensation	–	67,936	–	67,936
Net loss	–	–	(117,517)	(117,517)
As at August 31, 2010	44,441,620	12,013,922	(13,172,218)	43,283,324

(b)	Stock options

On May 13, 2008, the shareholders approved a stock option plan that permits the Company to issue share options up to a cumulative amount that may not exceed 10% of shares outstanding. This limit includes options issued under the Company’s previous option plan. The exercise price for each option granted under the Plan is based upon the five-day weighted average market price at the date of the grant, and the term may not exceed ten years from the date of the grant of the option. The specific terms including vesting period and term of the option are set by the board of directors.

Stock option activity since November 30, 2008 is presented below:
		Weighted
		average
	Number of	exercise
	shares	price $

Outstanding, November 30, 2008	4,175,000	0.83
Granted	1,485,000	0.09
Expired	(1,200,000)	0.88
Outstanding, November 30, 2009	4,460,000	0.56
Granted	2,630,000	0.22
Exercised	(66,667)	0.065
Cancelled	(33,333)	0.065
Expired	(1,700,000)	1.13
Outstanding, August 31, 2010	5,290,000	0.22

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

8.	SHARE CAPITAL (continued)

The following stock options are outstanding and exercisable at August 31, 2010:

Options outstanding				Options exercisable
		Weighted
		average			Weighted
Exercise		remaining	Exercise		average
price	Number of	contractual life	price	Number of	exercise
$	shares	in years	$	shares	price $

0.06	785,000	1.3	0.06	597,500	0.06
0.065	400,000	1.6	0.065	400,000	0.065
0.20	2,230,000	2.7	0.20	1,480,000	0.20
0.26	975,000	0.6	0.26	975,000	0.26
0.265	200,000	1.8	0.265	200,000	0.265
0.30	400,000	2.9	0.30	400,000	0.30
0.31	100,000	0.4	0.31	100,000	0.31
0.79	100,000	0.0	0.79	100,000	0.79
1.07	100,000	0.2	1.07	100,000	1.07

	5,290,000	1.8	0.22	4,352,500	0.23

Stock options outstanding at August 31, 2010 expire from September 18, 2010 to July 7, 2013.

(c)	Warrants

Outstanding warrants are presented below:

		Weighted
		average
	Number	exercise
	of shares	price $

Outstanding, November 30, 2007	20,000,004	1.66
Expired	(5,000,003)	1.20
Outstanding, November 30, 2008	15,000,001	1.82
Expired	(11,000,001)	1.75
Outstanding, November 30, 2009	4,000,000	2.00
Expired, May 11, 2010	(4,000,000)	2.00
Outstanding, August 31, 2010	–	–

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

10.	STOCK-BASED COMPENSATION

During the nine months ended August 31, 2010, the Company granted 2,630,000 stock options to directors, officers, employees and consultants of the Company (August 31, 2009 – 1,485,000). The weighted average exercise price of the options granted during the nine months ended August 31, 2010 was $0.22 (August 31, 2009 – $0.09). The fair value of each option was calculated using the Black- Scholes option-pricing model at the date of each grant using the following assumptions:

	Nine months	Nine months
	ended August	ended August
	31, 2010	31, 2009

Expected option lives	3.0 years	3.0 years
Risk-free interest rate	1.45%-1.63%	1.04%-1.79%
Expected dividend yield	0%	0%
Expected stock price volatility	124%-126%	119%-128%

During the nine months ended August 31, 2010, the Company recognized $299,628 of stock based compensation expense (2009 - $99,545), which has been recorded in the consolidated statements of operations, comprehensive loss and deficit.

11.	INCOME TAXES

In assessing the realization of the Company’s future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income generated during the carry-forward period.

12.	EARNINGS (LOSS) PER SHARE

The weighted average number of shares outstanding used in the computation of earnings (loss) per share for the nine months ended August 31, 2010 was 67,802,596 (2009 – 67,765,559). Outstanding stock options have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

13.	RELATED PARTY BALANCES AND TRANSACTIONS

At August 31, 2010, $280,097 was due from MAN Alaska LLC, the joint venture of which the Company has a 70% participating interest. During the nine months ended August 31, 2010, the Company incurred legal expenses, which are included within administration and general expenses, with a firm of which a director of the Company was a principal, of $26,775 (2009 - $23,986). The balance and the transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value.

As described in Notes 7(a) and 7(e)(ii) respectively, a director of the Company is part of a group of investors that may have a net profit interest in copper production of the Copper King property, and a director is the founder and a significant shareholder of Manicouagan Minerals which holds an option in one of the Company’s properties.

14.	FINANCIAL INSTRUMENTS

	(a)	Fair value

The Company has various financial instruments comprising of cash and cash equivalents, short- term investments, amounts receivable, accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair value due to their short-term maturities.

Investments consist of warrants to purchase common shares of other entities. These are accounted for as derivatives, and thus recorded at their fair value, which at August 31, 2010 was $96,000. The valuation was calculated using the Black-Scholes option pricing model which takes into account various factors including the strike price of the warrants, the current market prices of the underlying securities and the expected volatility of the prices of the underlying securities. The latter two factors may fluctuate significantly during the term that the warrant is held. In addition, the value of the warrants is reduced as time goes by and the time remaining until expiry is reduced. For these reasons, the fair value of the investments may fluctuate significantly, with the maximum loss restricted to the fair value of the investment noted above.

	(b)	Credit risk

The following assets are exposed to credit risk: cash and cash equivalents, restricted cash and cash equivalents, short-term investments, and amounts receivable. The Company maintains all of its cash and cash equivalents, restricted cash and cash equivalents and short-term investments invested in demand deposits and short-term instruments at a major Canadian financial institution. Most of these amounts are not insured but depend upon the general creditworthiness of the institution. The Company believes that exposure to credit risk is low.

	(c)	Liquidity risk

The Company has no debt and its financial assets are relatively liquid, therefore has very limited exposure to liquidity risk.

	(d)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

14.	FINANCIAL INSTRUMENTS (continued)

(e) Currency risk

As the Company operates in the United States, some of the Company’s financial instruments and transactions are denominated in United States funds. Fluctuation in the exchange rates between the United States dollar and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations.

At August 31, 2010, the Company had net monetary assets denominated in United States funds of $694,508 (US$651,203). Based upon the period-end balance, an increase of 15% in the Canada to U.S. dollar exchange would result in an increase in the net loss and comprehensive loss of $91,000, and a reduction of 15% would result in a decrease in the net loss and comprehensive loss of $132,000. Management believes that it is not likely but it is possible that the exchange rate could fluctuate by more than 15% within the next 12 months.

15.	CAPITAL DISCLOSURES

The Company considers all of the components of shareholders’ equity to be capital. The Company’s objectives in managing capital are to safeguard its ability to operate as a going concern and to generate a superior return to shareholders. The Company has no debt and does not expect to enter into debt financing. It expects to finance exploration activity through joint ventures, sales of property interests, and by raising additional share capital when market conditions are suitable. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements. There have been no changes to the Company’s approach to capital management during the year.

16.	SEGMENT DISCLOSURES

The Company’s fixed assets and mineral properties by geographic distribution are as follows:

August 31, 2010	Canada	United States	Total

Fixed assets	$12,563	$–	$12,563
Mineral properties	25,885,264	12,838,093	38,723,357
	$25,897,827	$12,838,093	38,735,920

November 30, 2009	Canada	United States	Total

Fixed assets	$14,808	$–	$14,808
Mineral properties	25,870,239	13,201,230	39,071,469
	$25,885,047	$13,201,230	$39,086,277

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

17.	CONTINGENCIES

As set out in Note 7(a), in 2009 the Company (through a subsidiary) filed an action for declaratory relief against Western Utah Copper Company (WUCC) in the United States District Court, Utah, requesting interpretation of and the status and rights under an agreement. WUCC filed an answer and counterclaim, and, the Company filed a response to the counterclaim. In May 2010, WUCC and its parent company filed for Chapter 11 bankruptcy and appointed a new chief executive officer. WUCC has significant secured and unsecured debts and its assets appear to be less than its outstanding loans. The Company’s litigation was automatically stayed due to the Chapter 11 filing, and it has requested that the court lift the stay in connection with the litigation as it believes that resolution of its claims is a critical element in the bankruptcy. On August 27, 2010, a new action was launched against the Company by WUCC which is very similar to the counterclaims made in response to the Company’s original lawsuit.

Management is of the opinion the court actions and related claims by WUCC are without merit and that the most likely outcome is that management of the property, upon which the operation’s concentrate mill is located, will revert back to the Company. Failing that, the Company believes that the actions taken by it will ensure that the agreement under which we filed th3e claim for declaratory relief remains in place and is confirmed by the court. However, the outcome of litigation is always uncertain.

18.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“U.S. GAAP”). Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non- producing mineral properties. Under U.S. GAAP, acquisition costs of mineral rights are capitalized, but exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further exploration costs are capitalized. Under Canadian GAAP, enterprises in the development stage are encouraged to disclose cumulative information from the inception of the development stage. Under U.S. GAAP, this disclosure is required. Cumulative net losses since inception aggregate $13,172,218.

For Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

18.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

The differences in accounting for mineral properties under Canadian and U.S. GAAP had the following effects on the Company’s financial statements.

(i) Net Loss and Loss per Share

	Nine months	Nine months
	ended August	ended August
	31, 2010	31, 2009

Net loss under Canadian GAAP	$(1,464,892)	$(890,947)
Capitalized expenditures on unproven mineral properties	263,699	472,273
Net gain (loss) under U.S. GAAP	$(1,201,193)	$(418,674)
Gain (loss) per share under U.S. GAAP – basic and diluted	$(0.018)	$(0.006)

(ii)	Mineral Properties

	August 31,	November 30,
	2010	2009

Mineral properties under Canadian GAAP	$38,723,357	$39,071,469
Capitalized expenditures on unproven mineral properties	(19,323,352)	(19,587,051)
Mineral properties under U.S. GAAP	$19,400,005	$19,484,418

(iii)	Deficit

	August 31,	August 31,
	2010	2009

Deficit under Canadian GAAP	$ (13,172,218)	$ (11,187,085)
Capitalized expenditures on unproven mineral properties	(19,323,352)	(19,258,034)
Deficit under U.S. GAAP	$ (32,495,570)	$ (30,445,119)